As filed with the Securities and Exchange Commission on February 2, 2000
                                                       Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                                ---------------
                             SONIC AUTOMOTIVE, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                 Delaware                           56-2010790
         (State or Other Jurisdiction of        (I.R.S. Employer
         Incorporation or Organization)      Identification Number)

                        5401 East Independence Boulevard
                                 P.O. Box 18747
                        Charlotte, North Carolina 28212
                            Telephone (704) 532-3320
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)



                                ---------------
                             Mr. Theodore M. Wright
               Vice President-Finance and Chief Financial Officer
                        5401 East Independence Boulevard
                                 P.O. Box 18747
                        Charlotte, North Carolina 28212
                            Telephone (704) 532-3320
      (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent For Service)
                                   Copies to:
                               Gary C. Ivey, Esq.
                     Parker, Poe, Adams & Bernstein L.L.P.
                              2500 Charlotte Plaza
                        Charlotte, North Carolina 28244
                            Telephone (704) 372-9000
                                ---------------
Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                ---------------

                        CALCULATION OF REGISTRATION FEE
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
                                                       Proposed Maximum    Proposed Maximum
           Title of Shares             Amount to be     Aggregate Price       Aggregate          Amount of
          to be Registered            Registered (1)      Per Unit(2)     Offering Price(2)   Registration Fee
 Class A Common Stock, par value
  $0.01 per share................... 5,209,415        $ 7.875                $41,024,143          $10,850

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(1) Consists of the registration for resale of shares of the Registrant issued in a transaction not involving a public offering.
(2) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee. The average of the high and low prices reported on the New York Stock Exchange was $7.875 on January 31, 2000.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
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

[REDHERRING APPEARS HERE WITH THE FOLLOWING INFORMATION:]
Information contained in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             Subject to Completion
                 Preliminary Prospectus Dated February   , 2000

PROSPECTUS
                                5,209,415 Shares

                   [SONIC AUTOMOTIVE INC. LOGO APPEARS HERE]


                              Class A Common Stock
                                ---------------
     The selling stockholders who are identified in this prospectus may offer and sell all of the shares of Class A common stock of Sonic Automotive, Inc. offered hereby from time to time. We previously issued the shares in connection with our recent acquisition of the selling stockholders' business.


     We are registering the offer and sale of the shares to satisfy our contractual obligations to provide the selling stockholders with freely tradable shares. Sonic will not receive any of the proceeds from the sale of the shares offered hereby. We do not know when the proposed sale of the shares by the selling stockholders will occur.


     The Class A common stock is traded on the New York Stock Exchange under the symbol "SAH." The last sale price of the Class A common stock on the New York Stock Exchange on February 1, 2000 was $8.125 per share. You are urged to obtain current market data.


     Investing in the Class A common stock involves risks that are described in the "Risk Factors" section beginning on page 4 of this prospectus.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                   The date of this prospectus is     , 2000

                              TABLE OF CONTENTS

                                                                       Page
                                                                      -----
           Cautionary Notice Regarding Forward-Looking Statement ....   2
           Summary ..................................................   4
           Risk Factors .............................................   4
           Recent Acquisitions ......................................  18
           Recent Developments ......................................  18
           Where You Can Find More Information About Sonic ..........  20
           Use of Proceeds ..........................................  21
           Selling Stockholders .....................................  21
           Plan of Distribution .....................................  22
           Description of Capital Stock .............................  23
           Certain Manufacturer Restrictions ........................  27
           Legal Matters ............................................  28
           Experts ..................................................  28

            CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and its supplements and the documents incorporated by reference into it contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts but only predictions and generally can be identified by use of statements that include words such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals are also forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Litigation Securities Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. These statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations, or those of our directors or officers, with respect to, among other things:

     o our potential acquisitions;

     o trends in our industry;

     o our financing plans;

     o the effect of the Internet on our business and our ability to implement our Internet business strategy;

     o trends affecting our financial condition or results of operations; and

     o our business and growth strategies.

     You are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Among others, factors that could materially adversely affect actual results and performance include:

     o local and regional economic conditions in the areas we serve;

     o the level of consumer spending;

     o our relationships with manufacturers;

     o high competition;

     o site selection and related traffic and demographic patterns;

     o inventory management and turnover levels;

     o the effect of the Internet on our business;

     o realization of cost savings; and

     o our success in integrating recent and potential future acquisitions.

     Additional factors that could negatively affect our future financial condition and operations are discussed under the heading "Risk Factors" and in other parts of this prospectus. We urge you to consider these factors carefully before investing in our Class A common stock.

     All forward-looking statements made by us in this prospectus, its supplements and documents incorporated by reference into it are qualified by the cautionary statement above.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE SELLING STOCKHOLDERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE SELLING STOCKHOLDERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES (1) IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED, (2) WHERE THE PERSON MAKING THE OFFER IS NOT QUALIFIED TO DO SO OR
(3) TO ANY PERSON WHO CAN NOT LEGALLY BE OFFERED THE SECURITIES. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                                    SUMMARY

     Sonic is the second largest automotive retailer in the United States, as measured by total revenue, operating dealerships and collision repair centers in several metropolitan areas of the southeastern, midwestern, mid-Atlantic, western and southwestern United States. We sell new and used cars, light trucks and replacement parts and provide vehicle maintenance, warranty, paint and repair services. We also arrange related financing and insurance for our automotive customers.

     Sonic has implemented a "hub and spoke" acquisition strategy. Generally, when we enter a new geographic market, we first seek to acquire a well performing dealership with an excellent management team. We then capitalize on management's operating experience and knowledge of the surrounding markets to identify and acquire additional dealerships. In addition to indentifying, consummating and integrating attractive acquisitions, we continually focus on improving our existing dealership operations.

     Our Class A common stock is traded on the New York Stock Exchange under the trading symbol "SAH." Our principal executive offices are located at 5401 East Independence Blvd., Charlotte, North Carolina 28212, telephone (704) 532-3320.


                                 RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus, including the risk factors set forth below, before investing in the shares being offered.


SONIC'S FUTURE OPERATING RESULTS DEPEND ON ITS ABILITY TO INTEGRATE ITS OPERATIONS WITH SONIC'S RECENT ACQUISITIONS.

     Future acquisitions may complicate the process of integrating recent acquisitions. Our growth strategy has focused on the pursuit of strategic acquisitions that either expand or compliment our business. Sonic acquired 19 dealerships in 1998 and 72 during 1999. Sonic did not operate or manage any of these dealerships before they were acquired. Our future operating results depend on our ability to integrate the operations of these dealerships, as well as of dealerships we acquire in the future, with our existing operations.

     We acquired FirstAmerica Automotive, Inc. in December 1999. This acquisition, as well as our other 1999 acquisitions taken together, represented a significant increase in the size of our operations and our entrance into new markets. Sonic cannot assure you that it will effectively and profitably integrate the operations of these groups or their dealerships. Sonic also cannot assure you that it will manage the combined entity without substantial costs, delays or operational or financial problems. Sonic's inability to do this could have a material adverse effect on its financial condition and results of operations. Sonic could experience a material negative effect on its financial condition or results of operations if it cannot successfully combine its operations with those of its recent acquisitions. Sonic may not be able to maintain the levels of operating efficiencies that it or its acquisitions would have achieved if they continued to be operated separately. The acquisition of FirstAmerica, in particular, raises a number of risks, including:

     o Sonic's ability to manage a significantly larger company that will include operations located on the West Coast, a geographic area where we have not previously operated;

     o Sonic's ability to combine the operations of FirstAmerica with the dealerships FirstAmerica recently acquired;

     o the time and attention required for Sonic to integrate and manage FirstAmerica;

     o the difficulty in combining the computer and other systems FirstAmerica had in place at the time of the merger with Sonic's computer and other systems;

     o  the difficulties in assimilating and retaining employees; and

     o  the challenges of keeping customers.


RISKS ASSOCIATED WITH ACQUISITIONS MAY HINDER SONIC'S ABILITY TO INCREASE REVENUES AND EARNINGS.

     The retail automobile industry is considered a mature industry in which minimal growth is expected in industry unit sales. Accordingly, our future growth depends in large part on our ability to acquire additional dealerships as well as on our ability to manage expansion, control costs in our operations and consolidate dealership acquisitions, including our 1998 and 1999 acquisitions, into existing operations. In pursuing a strategy of acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

     o incurring significantly higher capital expenditures and operating expenses;

     o failing to assimilate the operations and personnel of the acquired dealerships;

     o  entering new markets with which we are unfamiliar;

     o  potential undiscovered liabilities at our acquired dealerships;

     o  disrupting Sonic's ongoing business;

     o  diverting Sonic's limited management resources;

     o  failing to maintain uniform standards, controls and policies;

     o impairing relationships with employees, manufacturers and customers as a result of changes in management;

     o causing increased expenses for accounting and computer systems, as well as integration difficulties; and

     o failure to obtain a manufacturer's consent to the acquisition of one or more of its dealership franchises.

     We may not adequately anticipate all of the demands that our growth will impose on our systems, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. If we cannot adequately anticipate and respond to these demands, our business could be materially harmed.

     Failure to retain qualified management personnel at any acquired dealership may increase the risk associated with integrating the acquired dealership. Installing new computer systems has disrupted existing operations in the past as management and salespersons adjust to new technologies. Sonic cannot assure you that it will overcome these risks or any other problems encountered with its acquisitions, including its 1998 and 1999 acquisitions.


AUTOMOBILE MANUFACTURERS EXERCISE SIGNIFICANT CONTROL OVER SONIC'S OPERATIONS, AND SONIC IS DEPENDENT ON THEM TO OPERATE ITS BUSINESS.

     Each of Sonic's dealerships operates pursuant to a franchise agreement with the applicable automobile manufacturer or manufacturer authorized distributor. We are significantly dependent on our relationships with these manufacturers. Without a franchise agreement, we cannot obtain new vehicles from a manufacturer.

     Vehicles manufactured by the following manufacturers would have accounted for the indicated approximate percentage of Sonic's new vehicle revenue for the nine months ended September 30, 1999:



                        Percentage of Sonic's
                        New Vehicle Revenues
                      for the Nine Months Ended
Manufacturer             September 30, 1999
-------------------- --------------------------
  Ford                           22.2%
  General Motors                 16.5%
  Daimler-Chrysler               14.0%
  Honda                           8.7%
  BMW                             8.7%
  Toyota                          7.0%

     No other manufacturer would have accounted for more than 5% of Sonic's new vehicle sales during 1998. A significant decline in the sale of Ford, Daimler-Chrysler, Toyota, GM, BMW or Honda new vehicles could have a material adverse effect on our revenues and profitability.

     Manufacturers exercise a great degree of control over the operations of Sonic's dealerships. Each of Sonic's franchise agreements provides for termination or non-renewal for a variety of causes, including any unapproved change of ownership or management and other material breaches of the franchise agreements. Manufacturers may also have a right of first refusal if Sonic seeks to sell dealerships. Sonic believes that it will be able to renew at expiration all of its existing franchise agreements.

     o Sonic cannot assure you that any of its existing franchise agreements will be renewed or that the terms and conditions of such renewals will be favorable to Sonic.

     o If a manufacturer is allowed under state franchise laws to terminate or decline to renew one or more of Sonic's significant franchise agreements, this action could have a material adverse effect on Sonic's results of operations.

     o Actions taken by manufacturers to exploit their superior bargaining position in negotiating the terms of renewals of franchise agreements or otherwise could also have a material adverse effect on Sonic's results of operations.

     o Manufacturers allocate their vehicles among dealerships generally based on the sales history of each dealership. Consequently, Sonic also depends on the manufacturers to provide it with a desirable mix of popular new vehicles. These popular vehicles produce the highest profit margins and tend to be the most difficult to obtain from the manufacturers.

     o Sonic's dealerships depend on the manufacturers for certain sales incentives, warranties and other programs that are intended to promote and support dealership new vehicle sales. Manufacturers have historically made many changes to their incentive programs during each year. A reduction or discontinuation of a manufacturer's incentive programs may materially adversely affect Sonic's profitability. Some of these programs include:

        o  customer rebates on new vehicles;

        o  dealer incentives on new vehicles;

        o  special financing or leasing terms;

        o  warranties on new and used vehicles; and

        o  sponsorship of used vehicle sales by authorized new vehicle dealers.


ADVERSE CONDITIONS AFFECTING ONE OR MORE MANUFACTURERS MAY NEGATIVELY IMPACT SONIC'S PROFITABILITY.

     The success of each of Sonic's dealerships depends to a great extent on the manufacturers':

     o  financial condition;

     o  marketing;

     o  vehicle design;

     o  production capabilities;

     o  management; and

     o  labor relations.

     Nissan has had significant financial difficulty in the U.S. market in the recent past with unit sales decreasing from 663,000 in 1997 to 558,000 in 1998. If Sonic's manufacturers, particularly Ford, Daimler-Chrysler, Toyota, GM, BMW or Honda, each of whom accounted for more than 5% of our new vehicle revenues for the nine months ended September 30, 1999, are not able to successfully design, manufacture, deliver and market their vehicles, the manufacturer's reputation and our ability to sell the manufacturer's vehicles could be adversely affected.

     Events such as strikes and other labor actions by unions, or negative publicity concerning a particular manufacturer or vehicle model, may materially and adversely affect our results of operations. Similarly, the delivery of vehicles from manufacturers later than scheduled, which may occur particularly during periods when new products are being introduced, can reduce our sales. Although, we have attempted to lessen our dependence on any one manufacturer by establishing dealer relationships with a number of different domestic and foreign automobile manufacturers, adverse conditions affecting manufacturers, Ford, Daimler-Chrysler, Toyota, GM, BMW or Honda in particular, could have a material adverse effect on our results of operations. For example, in June 1998, the United Auto Workers went on strike at two GM facilities in Flint, Michigan. The strike lasted 53 days, causing 27 GM manufacturing facilities to shut down during the strike and severely affecting production of GM vehicles during the strike. In the event of another strike, Sonic may need to purchase inventory from other automobile dealers at prices higher than it would be required to pay to the affected manufacturer in order to carry an adequate level and mix of inventory. Consequently, strikes or other adverse labor actions could materially adversely affect our profitability.


MANUFACTURER STOCK OWNERSHIP/ISSUANCE RESTRICTIONS LIMIT SONIC'S ABILITY TO ISSUE ADDITIONAL EQUITY TO MEET ITS FINANCING NEEDS.

     Standard automobile franchise agreements prohibit transfers of any ownership interests of a dealership and its parent and, therefore, often do not by their terms accommodate public trading of the capital stock of a dealership or its parent.

Sonic's manufacturers have agreed to permit trading in the Class A common stock. A number of manufacturers impose restrictions on the transferability of the Class A common stock.

     o Ford may cause us to sell or resign from one or more of our Ford franchises if any person or entity (other than the current holders of our Class B common stock, and their lineal descendants and affiliates (collectively, the "Smith Group")) acquires securities having 50% or more of the voting power of Sonic's securities.

     o General Motors, Toyota and Nissan Motor Corporation In U.S.A. ("Infiniti") may force the sale of their respective franchises if 20% of more of our voting securities are similarly acquired.

     o Honda may force the sale of our Honda franchises if (1) an automobile manufacturer or distributor acquires securities having 5% or more of the voting power of Sonic's securities, (2) an individual or entity that has either a felony criminal record or a criminal record based solely in connection with dealings with an automobile manufacturer, distributor or dealership acquires securities having 5% or more of the voting power of Sonic's securities or (3) any individual or entity acquires securities having 20% or more of the voting power of Sonic's securities and Honda reasonably deems such acquisition to be detrimental to Honda's interests in any material respect.

     o Volkswagen of America, Inc. requires prior approval of any change in voting or managerial control of Sonic that would affect Sonic's control or management of its Volkswagen franchise subsidiaries.

     o Chrysler requires prior approval of any future sales that would result in a change in voting or managerial control of Sonic.

     o Mercedes requires 60 days notice to approve the acquisition of securities representing 20% or more of the voting rights of Sonic.

In addition, other manufacturers may seek to impose other similar restrictions.

     Sonic's lending arrangements also require that holders of Sonic's Class B common stock maintain voting control over Sonic. Sonic is unable to prevent its stockholders from transferring shares of its common stock, including transfers by members of holders of Sonic's Class B common stock. If such transfer results in a change in control of Sonic, it could result in the termination or non-renewal of one or more of Sonic's franchise agreements and a default under its credit arrangements. Moreover, these issuance limitations may impede Sonic's ability to raise capital through additional equity offerings or to issue Sonic stock as consideration for future acquisitions.


MANUFACTURERS' RESTRICTIONS ON ACQUISITIONS COULD LIMIT SONIC'S FUTURE GROWTH.

     Sonic is required to obtain the consent of the applicable manufacturer before the acquisition of any additional dealership franchises. Sonic cannot assure you that manufacturers will grant such approvals, although the denial of such approval may be subject to certain state franchise laws. Jaguar declined to consent to our proposed 1997 acquisitions of franchises associated with dealerships in Chattanooga, Tennessee and Greenville, South Carolina, and we subsequently agreed with Jaguar not to acquire any Jaguar franchise until August 3, 2001.

     Obtaining manufacturer consent for acquisitions could also take a significant amount of time. Obtaining manufacturer approval for Sonic's 1997, 1998 and 1999 acquisitions, other than Jaguar, which was not obtained, took approximately three to five months. We believe that manufacturer approvals of subsequent acquisitions from manufacturers with which we have previously completed applications and agreements may take less time, although we cannot provide you with assurances to that effect. In addition, under an applicable franchise agreement or under state law, a manufacturer may have a right of first refusal to acquire a dealership in the event we seek to acquire that dealership franchise.

     If Sonic experiences delays in obtaining, or fails to obtain, manufacturer approvals for dealership acquisitions, Sonic's growth strategy could be materially adversely affected. In determining whether to approve an acquisition, the manufacturers may consider many factors, including:

     o  our management's moral character;

     o  the business experience of the post-acquisition dealership management;

     o  our financial condition;

     o  our ownership structure; and

     o  customer satisfaction index scores ("CSI Scores").

     In addition, a manufacturer may seek to limit the number of its dealerships that we may own, our national market share of that manufacturer's products or the number of dealerships we may own in a particular geographic area. These restrictions may not be enforceable under state franchise laws.

     o In September 1999, Ford and Sonic signed a new framework agreement. The agreement places the following restrictions on Sonic's ability to acquire Ford or Lincoln Mercury dealerships:

        o Sonic may not acquire additional Ford or Lincoln Mercury dealerships if such an acquisition would result in Sonic owning that number of Ford or Lincoln Mercury dealerships exceeding 2% of the total Ford or total Lincoln Mercury retail sales of new vehicles in the United States for the preceding calendar year. Ford has expressly agreed to consider increasing this 2% national limitation (although, not above 5%) if Sonic demonstrates that its existing Ford and Lincoln Mercury dealerships are in compliance with Ford's performance criteria and capitalization requirements.

        o Sonic may not acquire additional Ford or Lincoln Mercury dealerships in a particular state if such an acquisition would result in Sonic owning that number of Ford or Lincoln Mercury dealerships exceeding 5% of the total Ford or total Lincoln Mercury retail sales of new vehicles in that state for the preceding calendar year.

        o Sonic may not acquire additional Ford dealerships in a Ford-defined market area if such an acquisition would result in Sonic owning more than one Ford dealership in a market having a total of three or less Ford dealerships or owning more than 25% of the Ford dealerships in a market having a total of four or more Ford dealerships. An identical market area restriction applies for Lincoln Mercury dealerships.

     o Toyota currently restricts the number of dealerships that may be owned by any one group to seven Toyota and three Lexus dealerships nationally and restricts the number of dealerships that may be owned to (1) the greater of one dealership, or 20% of the Toyota dealer count in a Toyota-defined "Metro" market, (2) the lesser of five dealerships or 5% of the Toyota dealerships in any Toyota region (currently 12 geographic regions) and (3) two Lexus dealerships in any one of the four Lexus geographic areas. Toyota further requires that at least nine months elapse between acquisitions.

     o In September 1999, Honda and Sonic signed a new framework agreement. This framework agreement limits the number of Honda and Acura dealerships that Sonic may own on a national level, in each Honda and Acura-defined geographic zone, and in each Honda-defined metropolitan market. Nationally, the limitations on Honda dealerships owned by Sonic are based on specified percentages of total Honda unit sales in the United States. In Honda-defined geographic zones, the limitations on Honda dealerships owned by Sonic are based on specified percentages of total Honda unit sales in each of 10 Honda-defined geographic zones. In Honda-defined metropolitan markets level, the limitations on Honda dealerships owned by Sonic are specified numbers of dealerships in each market, which numerical limits vary based mainly on the total number of Honda dealerships in a particular market. For Acura, Sonic may own no more than (1) two Acura dealerships in a Honda-defined metropolitan market, (2) three Acura dealerships in any one of six Acura-defined geographic zones, and (3) five Acura dealerships nationally.

     o Mercedes restricts any company from owning that number of Mercedes dealerships with sales of more than 3% of total sales of Mercedes vehicles in the U.S. during the previous calendar year. In addition, Mercedes previously limited Sonic from acquiring more than four additional Mercedes dealerships until November 1999. During this period, Mercedes evaluated the performance of Sonic's acquired Mercedes dealerships before permitting Sonic to acquire additional Mercedes dealerships.

     o GM limited the number of GM dealerships that Sonic may acquire during the period from September 15, 1997 to June 10, 2000 to 15 additional GM dealership locations. Sonic currently owns and has agreements to acquire a total of 15 GM dealerships. GM currently limits the maximum number of GM dealerships that Sonic may acquire to 50% of the GM dealerships, by franchise line, in a GM-defined geographic market area having multiple GM dealers.

     o Subaru limits Sonic to no more than two Subaru dealerships within certain designated market areas, four Subaru dealerships within the Mid-America region and twelve dealerships within Subaru's entire area of distribution.

     o BMW prohibits publicly held companies from owning BMW dealerships representing more than 5% of all BMW sales in the U.S. or more than 50% of BMW dealerships in a given metropolitan market.

     o Toyota, Honda and Mercedes also prohibit the coupling of a franchise with any other brand without their consent.

     o  Toyota and Honda also prohibit ownership of contiguous dealerships.

     As a condition to granting their consent to Sonic's 1997 acquisitions, a number of manufacturers forced Sonic to agree to additional restrictions. These agreements principally restrict:

     o material changes in our company or extraordinary corporate transactions such as a merger, sale of a material amount of assets or change in our board of directors or management that could have a material adverse effect on the manufacturer's image or reputation or could be materially incompatible with the manufacturer's interests;

     o the removal of a dealership general manager without the consent of the manufacturer; and

     o the use of dealership facilities to sell or service new vehicles of other manufacturers.

If we are unable to comply with these restrictions, we generally:

     o must sell the assets of the dealerships to the manufacturer or to a third party acceptable to the manufacturer; or

     o  terminate the dealership agreements with the manufacturer.

     Other manufacturers may impose other and more stringent restrictions in connection with future acquisitions.

     As of January 31, 2000, Sonic owns the following number of franchises for the following manufacturers:

                     Number
Manufacturer      of Franchises
--------------   --------------
  BMW              10
  Dodge            12
  Nissan           11
  Ford             11
  Chevrolet         9
  Honda            11
  Cadillac          8
  Chrysler          8
  Oldsmobile        7
  Plymouth          8
  Jeep              8
  Toyota            7
  Volkswagen        6
  Volvo             8
  Isuzu             3
  Lexus             4


                     Number
Manufacturer     of Franchises
--------------   --------------
  Mercedes          4
  Mitsubishi        4
  KIA               3
  Mercury           5
  Acura             1
  Audi              2
  GMC               3
  Hyundai           3
  Infiniti          2
  Land Rover        2
  Lincoln           4
  Porsche           2
  Buick             2
  Pontiac           3
  Subaru            1
                   --
                 172

SONIC'S FAILURE TO MEET A MANUFACTURER'S CONSUMER SATISFACTION REQUIREMENTS MAY ADVERSELY AFFECT SONIC'S ABILITY TO ACQUIRE NEW DEALERSHIPS AND ITS PROFITABILITY.

     Many manufacturers attempt to measure customers' satisfaction with their sales and warranty service experiences through systems which vary from manufacturer to manufacturer but which are generally known as "CSI." These manufacturers may use a dealership's CSI scores as a factor in evaluating applications for additional dealership acquisitions. The components of CSI have been modified by various manufacturers from time to time in the past, and Sonic cannot assure you that these components will not be further modified or replaced by different systems in the future. To date, Sonic has not been materially adversely affected by these standards and has not been denied approval of any acquisition based on low CSI scores, except for Jaguar's refusal to approve its acquisition of a Chattanooga Jaguar franchise in 1997. However, we cannot assure you that Sonic will be able to comply with these standards in the future. A manufacturer may refuse to consent to an acquisition of one of its franchises if it determines our dealerships do not comply with the manufacturer's CSI standards. This could materially adversely affect our acquisition strategy. In addition, Sonic receives payments from the manufacturers based in part on CSI scores which could be materially adversely affected if our CSI scores declined.

OUR SIGNIFICANT INDEBTEDNESS COULD MATERIALLY ADVERSELY AFFECT THE FINANCIAL HEALTH OF OUR COMPANY.

     As of December 31, 1999, Sonic had $125 million in aggregate principal amount of its 11% senior subordinated notes outstanding. In addition, as of December 31, 1999, approximately $289.0 million was outstanding under Sonic's revolving acquisition line of credit with Ford Motor Credit Company (the "Revolving Facility"). As of December 31, 1999, Sonic's individual dealerships had an aggregate of approximately $400.7 million outstanding under a standardized secured inventory floor plan facility with Ford Motor Credit (the "Ford Floor Plan Facility"). On December 16, 1999, 23 of Sonic's dealerships entered into standardized floor plan facilities with Chrysler Financial Company L.L.C. or with Mercedes Benz Credit Corporation (collectively, the "Mercedes/Chrysler Floor Plan Facilities" and together with the Ford Floor Plan Facility, the "Floor Plan Facilities"). Sonic's dealerships had outstanding borrowings under the Mercedes/ Chrysler Floor Plan Facilities of approximately $104.1 million as of December 31, 1999. Under the Revolving Facility, Sonic had, as of December 31, 1999, approximately $61.0 million available for additional borrowings. In addition, the indenture relating to Sonic's senior subordinated notes and other debt instruments of Sonic and its subsidiaries allow Sonic and its subsidiaries to incur additional indebtedness, including secured indebtedness.

     The degree to which Sonic is leveraged could have important consequences to the holders of our securities, including the following:

     o Sonic's ability to obtain additional financing for acquisitions, capital expenditures, working capital or general corporate purposes may be impaired in the future;

     o a substantial portion of Sonic's current cash flow from operations must be dedicated to the payment of principal and interest on its senior subordinated notes, borrowings under the Revolving Facility and the Floor Plan Facilities and other indebtedness, thereby reducing the funds available to us for our operations and other purposes;

     o some of Sonic's borrowings are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates;

     o the indebtedness outstanding under our credit facilities is secured by a pledge of substantially all the assets of our dealerships; and

     o we may be substantially more leveraged than some of our competitors, which may place us at a relative competitive disadvantage and make us more vulnerable to changing market conditions and regulations.

     In addition, Sonic's debt agreements contain numerous covenants that will limit the discretion of Sonic's and its subsidaries' management with respect to business matters, including mergers or acquisitions, paying dividends, incurring additional debt, making capital expenditures or disposing of assets.


LIMITATIONS ON SONIC'S FINANCIAL RESOURCES AVAILABLE FOR ACQUISITIONS.

     Sonic intends to finance its acquisitions with cash generated from operations, through issuances of its stock or debt securities and through borrowings under credit arrangements.

     o Sonic cannot assure you that it will be able to obtain additional financing by issuing stock or debt securities.

     o Using issuances of our stock to complete acquisitions could significantly dilute our existing stockholders.

     o Using cash to complete acquisitions could substantially limit Sonic's operating or financial flexibility.

     o If Sonic is unable to obtain financing on acceptable terms, it may be required to reduce the scope of its presently anticipated expansion, which could materially adversely affect Sonic's growth strategy.

     In addition, Sonic is dependent to a significant extent on its ability to finance its inventory. Automotive retail inventory financing involves significant sums of money in the form of "floor plan financing." Floor plan financing is how a dealership finances its purchase of new vehicles from a manufacturer. The dealership borrows money to buy a particular vehicle from the manufacturer and pays off the loan when it sells that particular vehicle, paying interest during this period. As of December 31, 1999, Sonic had approximately $400.7 million of floor plan indebtedness outstanding under the Ford Floor Plan Facility and approximately $104.1 outstanding under the Mercedes/Chrysler Floor Plan Facilities. Substantially all the assets of Sonic's dealerships are pledged to secure such indebtedness. This may impede Sonic's ability to borrow from other sources. Ford Motor Credit is associated with Ford. Consequently, any deterioration of Sonic's relationship with Ford could adversely affect its relationship with Ford Motor Credit and vice-versa. The same is true of our relationship with Chrysler and Chrysler Financial. In addition, Sonic must obtain new floor plan financing or obtain consents to assume such financing in connection with its acquisition of dealerships.


ALTHOUGH OFFICERS AND DIRECTORS OF SONIC HAVE PREVIOUSLY FACILITATED SONIC'S ACQUISITION FINANCING, WE CANNOT ASSURE YOU THAT THESE INDIVIDUALS WILL BE WILLING OR ABLE TO ASSIST IN SONIC'S FINANCING NEEDS IN THE FUTURE.

     O. Bruton Smith, Sonic's Chief Executive Officer and Chairman of the Board, previously guaranteed Sonic's credit facilities and other financing arrangements to facilitate our acquisitions. Mr. Smith may be unwilling to make any such commitments in the future if such commitments are needed.

     Mr. Smith initially guaranteed the obligations of Sonic under Sonic's Revolving Facility with Ford Motor Credit. Such obligations were further secured with a pledge of shares of common stock of Speedway Motorsports, Inc. owned by Sonic Financial Corporation, a corporation controlled by Mr. Smith, having an estimated value at the time of pledge of approximately $50.0 million (the "Revolving Pledge"). When the Revolving Facility's borrowing limit was increased to $75.0 million in 1997, Mr. Smith's personal guarantee of Sonic's obligations under the Revolving Facility was released, although the Revolving Pledge remained in place. Mr. Smith was also required by Ford Motor Credit to lend $5.5 million (the "Subordinated Smith Loan") to Sonic to increase Sonic's capitalization because the net proceeds from Sonic's November 1997 initial public offering were significantly less than expected by Sonic and Ford Motor Credit. In August 1998, Ford Motor Credit released the Revolving Pledge. In December 1999, Ford Motor Credit further increased the borrowing limit under the Revolving Facility to the lesser of $350.0 million or a borrowing base calculated on the basis of Sonic's receivables, inventory and equipment.

     Before our acquisition of FirstAmerica, Mr. Smith guaranteed the obligations of FirstAmerica under FirstAmerica's new acquisition line of credit with Ford Motor Credit. FirstAmerica obtained this new financing to enable it to complete its then pending acquisitions. The borrowing limit on this credit facility was approximately $138 million. Mr. Smith guaranteed approximately $107 million of this amount, which guarantee was secured by a pledge of 5.0 million shares of Speedway Motorsports, Inc. common stock owned by Sonic Financial Corporation, an entity controlled by Mr. Smith ("SFC"). We assumed FirstAmerica's obligations to Ford Motor Credit under our Revolving Facility when we acquired FirstAmerica. Mr. Smith's secured guarantee in favor of Ford Motor Credit remains in place and now guarantees a portion of our obligations under the Revolving Facility. We cannot assure you that Mr. Smith will be willing or able to provide similar guarantees or credit support in the future to facilitate Sonic's future acquisitions.


AUTOMOBILE RETAILING IS A MATURE INDUSTRY WITH LIMITED GROWTH POTENTIAL IN NEW VEHICLE SALES AND SONIC'S ACQUISITION STRATEGY WILL AFFECT ITS REVENUES AND EARNINGS.

     The United States automobile dealership industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. As a consequence, growth in Sonic's revenues and earnings is likely to be significantly affected by its success in acquiring and integrating dealerships and the pace and size of such acquisitions.


HIGH COMPETITION IN AUTOMOBILE RETAILING REDUCES SONIC'S PROFIT MARGINS ON VEHICLE SALES. FURTHER, THE USE OF THE INTERNET IN THE CAR PURCHASING PROCESS COULD MATERIALLY ADVERSELY AFFECT US.

     Automobile retailing is a highly competitive business with over 22,400 franchised automobile dealerships in the United States at the beginning of 1999. Our competition includes:

     o Franchised automobile dealerships selling the same or similar makes of new and used vehicles we offer in our markets and sometimes at lower prices than us. Some of these dealer competitors may be larger and have greater financial and marketing resources than Sonic;

     o  Other franchised dealers;

     o  Private market buyers and sellers of used vehicles;

     o  Used vehicle dealers;

     o Internet-based vehicle brokers that sell vehicles obtained from franchised dealers directly to consumers;

     o  Service center chain stores; and

     o  Independent service and repair shops.

     Our finance and insurance business and other related businesses, which provide higher contributions to our earnings than sales of new and used vehicles, are subject to strong competition from various financial institutions and other third parties. This competition is increasing as these products are now being marketed and sold over the Internet.

     Gross profit margins on sales of new vehicles have been generally declining since 1986. We do not have any cost advantage in purchasing new vehicles from manufacturers due to economies of scale or otherwise. We typically rely on advertising, merchandising, sales expertise, service reputation and dealership location to sell new vehicles. The following factors could have a significant impact on our business:

o The used car market faces competition from untraditional outlets such as used-vehicle "superstores," including CarMax. Many of these use sales techniques, such as "one price shopping," that are appealing to some consumers. Presently, none of our dealerships uses one price shopping techniques. Used-vehicle superstores compete with us in many of the markets where we have significant operations. "No negotiation" sales methods are also being tried for new cars by at least one of these superstores and by dealers for Saturn and other dealerships.

o The Internet is becoming a significant part of the sales process in our industry. Customers are using the Internet to compare pricing for cars and related finance and insurance services, which may further reduce margins for new and used cars and profits for related finance and insurance services. In addition, CarsDirect.com and others are selling vehicles over the Internet without the benefit of having a dealership franchise, although they must currently source their vehicles from a franchised dealer. If Internet new vehicle sales are allowed to be conducted without the involvement of franchised dealers, our business could be materially adversely affected. In any event, Internet sellers have begun acquiring small rural dealership franchises in an effort to obtain vehicles directly from manufacturers. In addition, other franchise groups may align themselves with Internet car sellers or expend significant resources on Internet compatibility, which could materially adversely affect our business.

o Ford is entering into joint ventures to acquire dealerships in various cities in the United States, and Saturn has announced its intention to acquire its dealerships. GM, which previously announced similar intentions, has cancelled its initiative in this area. In addition, other manufacturers may directly enter the retail market in the future. Our revenues and profitability could be materially adversely affected by manufacturers' direct retailing efforts.

o The increased popularity of short-term vehicle leasing also has resulted, as these leases expire, in a large increase in the number of late model vehicles available in the market, which puts added pressure on new and used vehicle margins.

o Some of our competitors may be capable of operating on smaller gross margins than us and the Internet brokers have been operating at a loss, and may have greater financial, marketing and personnel resources than us.

o As we seek to acquire dealerships in new markets, we may face increasingly significant competition as we strive to gain market share through acquisitions or otherwise. This competition includes other large dealer groups and dealer groups that have publicly traded equity.

     Our franchise agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Our revenues or profitability could be materially adversely affected if any of our manufacturers award franchises to others in the same markets where we operate, although certain state franchise laws may limit such activities by the manufacturers. A similar adverse affect could occur if existing competing franchised dealers increase their market share in our markets. Our gross margins may decline over time as we expand into markets where we do not have a leading position. These and other competitive pressures could materially adversely affect Sonic's results of operations.


THE CYCLICAL AND LOCAL NATURE OF AUTOMOBILE SALES MAY ADVERSELY AFFECT SONIC'S PROFITABILITY.

     The automobile industry is cyclical and historically has experienced periodic downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions and consumer confidence, the level of discretionary personal income, interest rates and credit availability.

     Future recessions may have a material adverse effect on our business. In addition, changes in interest rates may significantly impact our car sales since a significant portion of car buyers finance their purchases.

     Local economic, competitive and other conditions also affect the performance of dealerships. Sonic's dealerships currently are located in the Atlanta, Baltimore, Birmingham, Charlotte, Chattanooga, Columbia, Columbus, Dallas, Daytona Beach, Fort Myers, Greenville/Spartanburg, Houston, Las Vegas, Los Angeles, Montgomery, Nashville, San Diego, San Francisco, San Jose/Silicon Valley, Tampa/Clearwater and Washington, D.C. markets. We intend to pursue acquisitions outside of these markets, but our operational focus is on our current markets. As a result, Sonic's results of operations depend substantially on general economic conditions and consumer spending habits in the Southeast and Northern California and, to a lesser extent, the Houston and Columbus markets. For example, 22 of Sonic's 106 individual dealerships at January 31, 2000 were located in the Northern California market. Sonic's results of operations also depend on other factors, such as tax rates and state and local regulations specific to Alabama, California, Florida, Georgia, Maryland, Nevada, North Carolina, Ohio, South Carolina, Tennessee, Texas, Washington, D.C. and Virginia. Sonic may not be able to expand geographically and any such expansion may not adequately insulate it from the adverse effects of local or regional economic conditions.


SONIC CAN OFFER YOU NO ASSURANCES THAT IT WILL BE ABLE TO CONTINUE EXECUTING ITS ACQUISITION STRATEGY WITHOUT THE COSTS OF FUTURE ACQUISITIONS ESCALATING.

     Although there are many potential acquisition candidates that fit Sonic's acquisition criteria, Sonic cannot assure you that it will be able to consummate any such transactions in the future or identify those candidates that would result in the most successful combinations, or that future acquisitions will be able to be consummated at acceptable prices and terms. In addition, increased competition for acquisition candidates could result in fewer acquisition opportunities for Sonic and higher acquisition prices. The magnitude, timing, pricing and nature of future acquisitions will depend upon various factors, including:

     o  the availability of suitable acquisition candidates;

     o  competition with other dealer groups for suitable acquisitions;

     o  the negotiation of acceptable terms;

     o  Sonic's financial capabilities;

     o  Sonic's stock price;

     o  the availability of skilled employees to manage the acquired companies;
        and

     o  general economic and business conditions.

     We may be required to file applications and obtain clearances under applicable federal antitrust laws before completing an acquisition. These regulatory requirements may restrict or delay our acquisitions, and may increase the cost of completing acquisitions.


THE OPERATING CONDITION OF ACQUIRED BUSINESSES CANNOT BE DETERMINED ACCURATELY UNTIL SONIC ASSUMES CONTROL.

     Although we have conducted what we believe to be a prudent level of investigation regarding the operating condition of the businesses we purchase in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual operating condition of these businesses. Until we actually assume operating control of such assets, we may not be able to ascertain the actual value of the acquired entity.

POTENTIAL ADVERSE MARKET PRICE EFFECT OF ADDITIONAL SHARES ELIGIBLE FOR FUTURE SALE.

     The market price of our Class A common stock could be adversely affected by the availability for public sale of up to 22,768,344 shares held or issuable on December 31, 1999, including:



   NUMBER OF SHARES OF
  CLASS A COMMON STOCK                    MANNER OF HOLDING AND/OR ISSUANCE
------------------------   --------------------------------------------------------------
       12,250,000(1)       Issuable on conversion of 12,250,000 shares of our Class B common stock owned by existing stockholders of Sonic.
                           These shares of Class A common stock are subject to
                           certain piggyback registration rights.
          242,782(1)       Issuable on exercise of warrants issued in our business
                           acquisitions.
        2,245,193(1)(2)    Issued or issuable on conversion of outstanding shares of
                           our Class A convertible preferred stock that were issued in our business acquisitions.
        3,858,693          Issued in our business acquisitions and currently registered for sale under the Securities Act pursuant to a shelf
                           registrations.
        3,530,319          Issuable on exercise of options granted under our 1997
                           Stock Option Plan. All such shares are registered for sale under the Securities Act.
          546,978          Issuable on exercise of options granted under our Amended
                           and Restated FirstAmerica Automotive Stock Option Plan.
                           All such shares will be registered for sale under the
                           Securities Act.
           24,399          Issuable on exercise of options granted under our employee stock purchase plans. All such shares are registered for sale under the Securities Act.
           70,000          Issuable on exercise of options granted under our Directors
                           Formula Stock Option Plan. All such shares are registered
                           for sale under the Securities Act.

---------
(1) All such shares are "restricted securities" as defined in Rule 144 under the Securities Act and may be resold in compliance with Rule 144.
(2) The number of shares of Class A common stock issuable upon conversion of outstanding shares of our preferred stock is an estimate based on the assumption that the average of the daily closing prices for the Class A common stock on the NYSE for the 20 consecutive trading days ending one trading day before such conversion was $8.8563 per share. This number is subject to adjustment based on the common stock price on the date of conversion and could be materially more or less than this estimated amount depending on factors that we cannot presently determine. These factors include the future market price of the Class A common stock and the decisions of the holders of the preferred stock as to when to convert their shares of preferred stock. Generally, such issuances of Class A common stock will vary inversely with the market price of the Class A common stock.

     In connection with pending acquisitions, Sonic has agreed to issue approximately $12.7 million in preferred stock that is convertible into Class A common stock. Only approximately $5.3 million of these Class A common stock shares have registration rights. Sonic may issue additional shares of equity securities in its future business acquisitions. The resale of substantial amounts of Class A common stock, or the perception that such resales may occur, could materially and adversely affect the prevailing market prices for the Class A common stock and the ability of Sonic to raise equity capital in the future.

Sonic also has registration rights agreements with holders of 1,000 shares of preferred stock, which are convertible into 101,623 shares of Class A common stock if such conversion was based on $8.8563 being the 20-day average closing price of our Class A common stock.

POTENTIAL CONFLICTS OF INTEREST BETWEEN SONIC AND ITS OFFICERS COULD ADVERSELY AFFECT SONIC'S FUTURE PERFORMANCE.

     Bruton Smith serves as the chairman and chief executive officer of Speedway Motorsports, Inc. Accordingly, Sonic competes with Speedway Motorsports for the management time of Mr. Smith. Under his employment agreement with Sonic, Mr. Smith is required to devote approximately 50% of his business time to our business. The remainder of his business time may be devoted to other entities including Speedway Motorsports.

     Sonic has in the past and will likely in the future enter into transactions with Mr. Smith, entities controlled by Mr. Smith or other affiliates of Sonic. Sonic previously entered into property transactions with MMR Holdings, L.L.C. and its subsidiaries. MMR Holdings was owned, directly and indirectly, and controlled by Mr. Smith. We believe that all of our existing arrangements with affiliates are as favorable to us as if the arrangements were negotiated between unaffiliated parties. Since no independent appraisals were obtained, we cannot assure you that our transactions with MMR Holdings and Mr. Smith are on terms no less favorable than could have been obtained from unaffiliated third parties. Potential conflicts of interest could also arise in the future between Sonic and these affiliated parties in connection with the enforcement, amendment or termination of these arrangements.

     On August 13, 1999, Mr. Smith and SFC, an entity controlled by Mr. Smith, sold the ownership of MMR Holdings and its subsidiaries to an affiliate of Capital Automotive REIT, which is unaffiliated with Sonic or Mr. Smith. MMR Holdings owned 48 properties leased to 38 Sonic dealerships at the time of the MMR Holdings sale. In a separate transaction, Capital Automotive agreed to provide Sonic with up to $75.0 million in real estate financing through December 31, 1999. Sonic agreed with Capital Automotive, among other things, to amend its leases with MMR Holdings to standardize their terms. As a part of the sale of MMR Holdings, Mr. Smith and SFC signed an agreement with Sonic to induce Sonic to sign its agreement with Capital Automotive. Mr. Smith and SFC, under this agreement, paid approximately $3 million to Sonic, which amount represented all of Mr. Smith's and SFC's profits on the sale of MMR Holdings less their expenses in selling MMR Holdings and a 14% annual return on their initial investment in MMR Holdings, net of any advances previously made by Sonic to MMR Holdings.

     Under Delaware law generally, a corporate insider is precluded from acting on a business opportunity in his individual capacity if that opportunity is

     (a) one which the corporation is financially able to undertake,

     (b) is in the line of the corporation's business,

     (c) is of practical advantage to the corporation, and

     (d) is one in which the corporation has an interest or reasonable expectancy.

     Accordingly, our corporate insiders are generally prohibited from engaging in new dealership-related business opportunities outside of Sonic unless a majority of Sonic's disinterested directors decide that such opportunities are not in our best interest.

     Sonic's charter contains provisions providing that transactions between Sonic and its affiliates must be no less favorable to Sonic than would be available in similar transactions with an unrelated third party. Moreover, any such transactions involving aggregate payments in excess of $500,000 must be approved by a majority of Sonic's directors and a majority of its independent directors. Otherwise, Sonic must obtain an opinion as to the financial fairness of the transaction to be issued by an investment banking or appraisal firm of national standing. In addition, the terms of the Revolving Facility and Sonic's existing senior subordinated notes restrict transactions with affiliates in a manner similar to Sonic's charter restrictions.


LACK OF MAJORITY OF INDEPENDENT DIRECTORS COULD RESULT IN CONFLICTS WITH MANAGEMENT AND MAJORITY STOCKHOLDERS THAT MAY REDUCE SONIC'S FUTURE PERFORMANCE.

     Independent directors do not constitute a majority of Sonic's board, and Sonic's board may not have a majority of independent directors in the future. Without a majority of independent directors, Sonic's executive officers, principal stockholders and directors could establish policies and enter into transactions without independent review and approval, subject to certain restrictions under our charter. These policies and transactions could present the potential for a conflict of interest between Sonic and its minority stockholders and the controlling officers, stockholders or directors.

THE LOSS OF KEY PERSONNEL AND THE LIMITED MANAGEMENT AND PERSONNEL RESOURCES OF SONIC COULD ADVERSELY AFFECT SONIC'S OPERATIONS AND GROWTH.

     Sonic's success depends to a significant degree upon the continued contributions of its management team, particularly its senior management, and service and sales personnel. Additionally, manufacturer franchise agreements may require the prior approval of the applicable manufacturer before any change is made in franchise general managers. Sonic does not have employment agreements with many of its dealership managers and other key dealership personnel. Consequently, the loss of the services of one or more of these key employees could have a material adverse effect on our results of operations.

     In addition, as Sonic expands it may need to hire additional managers. The market for qualified employees in the industry and in the regions in which Sonic operates, particularly for general managers and sales and service personnel, is highly competitive and may subject Sonic to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers could have a material adverse effect on Sonic's results of operations. In addition, the lack of qualified management or employees employed by potential acquisition candidates may limit Sonic's ability to consummate future acquisitions.


SEASONALITY OF THE AUTOMOTIVE RETAIL BUSINESS ADVERSELY AFFECTS FIRST QUARTER REVENUES.

     Our business is seasonal, with a disproportionate amount of revenues received in the second, third and fourth fiscal quarters.


IMPORTED PRODUCT RESTRICTIONS AND FOREIGN TRADE RISKS MAY IMPAIR SONIC'S ABILITY TO SELL FOREIGN VEHICLES PROFITABLY.

     Some of the vehicles and major components of vehicles we sell are manufactured in foreign countries. Accordingly, we are subject to the import and export restrictions of various jurisdictions and are dependent to some extent upon general economic conditions in, and political relations with, a number of foreign countries, particularly Germany, Japan and Sweden. Fluctuations in currency exchange rates may also adversely affect our sales of vehicles produced by foreign manufacturers. Imports into the United States may also be adversely affected by increased transportation costs and tariffs, quotas or duties.


GOVERNMENTAL REGULATION AND ENVIRONMENTAL REGULATION COMPLIANCE COSTS MAY ADVERSELY AFFECT SONIC'S PROFITABILITY.

     Sonic is subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements and consumer protection laws. The violation of these laws and regulations can result in civil and criminal penalties against us or in a cease and desist order against our operations if we are not in compliance. Sonic's future acquisitions may also be subject to regulation, including antitrust reviews. Sonic believes that it complies in all material respects with all laws and regulations applicable to its business, but future regulations may be more stringent and require Sonic to incur significant additional costs.

     Sonic's facilities and operations are also subject to federal, state and local laws and regulations relating to environmental protection and human health and safety, including those governing wastewater discharges, air emissions, the operation and removal of underground and aboveground storage tanks, the use, storage, treatment, transportation, release, recycling and disposal of solid and hazardous materials and wastes and the clean up of contaminated property or water. Sonic may be required by these laws to pay the full amount of the costs of investigation and/or remediation of contaminated properties, even if it is not at fault for the materials disposed or if such disposal was legal at the time. People who may be found liable under these laws and regulations include the present or former owner or operator of a contaminated property and companies that generated, transported, disposed of or arranged for the transportation or disposal of hazardous substances found at the property.

     Sonic's past and present business operations are subject to environmental laws and regulations governing the use, storage, handling, recycling and disposal of hazardous or toxic substances such as new and waste motor oil, oil filters, transmission fluid, antifreeze, freon, new and waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. Sonic is also subject to laws and regulations because of underground storage tanks that exist or used to exist at many of our properties. Sonic, like many of its competitors, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations. In addition, soil and groundwater contamination exists at certain of our properties. Sonic cannot assure you that our other properties have not been or will not become similarly contaminated. In addition, Sonic could become subject to potentially material new or unforeseen environmental costs or liabilities because of our acquisitions.

     Environmental laws and regulations, including those governing air emissions and underground storage tanks, require compliance with new or more stringent standards that are imposed in the future. Sonic cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist in the future. Consequently, we may be required to make substantial expenditures in the future.


CONCENTRATION OF VOTING POWER AND ANTITAKEOVER PROVISIONS OF OUR CHARTER, DELAWARE LAW AND OUR DEALER AGREEMENTS MAY REDUCE THE LIKELIHOOD OF ANY POTENTIAL CHANGE OF CONTROL OF SONIC.

     Sonic's common stock is divided into two classes with different voting rights. This dual class stock ownership allows the present holders of the Class B common stock to control Sonic. Holders of Class A common stock have one vote per share on all matters. Holders of Class B common stock have 10 votes per share on all matters, except that they have only one vote per share on any transaction proposed by the Board of Directors or a Class B common stock holder or otherwise benefitting the Class B common stock holders constituting a:

     (a) "going private" transaction;

     (b) disposition of substantially all of Sonic's assets;

     (c) transfer resulting in a change in the nature of Sonic's business; or

     (d) merger or consolidation in which current holders of common stock would own less than 50% of the common stock following such transaction.

     The holders of Class B common stock currently hold less than a majority of Sonic's outstanding common stock, but a majority of Sonic's voting power. This may prevent or discourage a change of control of Sonic even if such action were favored by holders of Class A common stock.

     Sonic's charter and bylaws make it more difficult for its stockholders to take corporate actions at stockholder meetings. Also, options under Sonic's 1997 Stock Option Plan become immediately exercisable on a change in control of Sonic. Restrictions imposed by our dealer agreements may impede or prevent any potential takeover bid. Generally, our franchise agreements allow the manufacturers the right to terminate the agreements upon a change of control of our company and impose restrictions upon the transferability of any significant percentage of our stock to any one person or entity who may be unqualified, as defined by the manufacturer, to own one of its dealerships. The inability of a person or entity to qualify with one or more of our manufacturers may prevent or seriously impede a potential takeover bid. These agreements, corporate documents and laws, and provisions of our lending arrangements creating an event of default on a change in control, may have the effect of delaying or preventing a change in control of Sonic or preventing stockholders from realizing a premium on the sale of their shares upon an acquisition of Sonic.


YEAR 2000 COMPUTER PROBLEMS MAY CREATE COSTS AND PROBLEMS ADVERSELY AFFECTING SONIC'S PROFITABILITY.

     Prior to year-end 1999, we completed an assessment of our operations related to the Year 2000 issue and determined that our systems were Year 2000 compliant.

     Our acquisition of FirstAmerica was completed in December 1999, and we have not had an opportunity to independently evaluate any Year 2000 complications at FirstAmerica. Consequently, Sonic is unable to assure you that Year 2000 problems at FirstAmerica's operations will not have a material adverse impact on Sonic.

     To date in 2000, we have not experienced any Year 2000 problems. However, Year 2000 issues may arise after January 1, 2000, either within our own systems or in the systems of our lenders, suppliers, including manufacturers and suppliers of finance and insurance products and other third parties with whom our dealerships regularly conduct business. In a most reasonably likely worst case scenario, Year 2000 problems may delay Sonic's ability to sell vehicles, provide financing and insurance to its customers, provide parts and repair service to Sonic's customers, complete acquisitions or meet third-party obligations until Year 2000 problems can be resolved in the affected systems.


AMORTIZATION OF GOODWILL FROM ACQUISITIONS COULD CHANGE, RESULTING IN SIGNIFICANT REDUCTION IN EARNINGS FOR FUTURE PERIODS.

     Goodwill represented approximately 39.6% of Sonic's total assets and 108.0% of Sonic's stockholders' equity as of September 30, 1999. Goodwill arises when an acquiror pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Generally accepted accounting principles require that this and all other intangible assets be amortized over the period benefited. Sonic determined that the period benefited by all of the goodwill will be no less than 40 years. Accordingly, Sonic amortizes goodwill over a 40 year period. Earnings reported in periods immediately following the acquisition would be overstated if Sonic attributed a 40 year benefit period to an intangible asset that should have had a shorter benefit period. In later years, Sonic would be burdened by a continuing charge against earnings without the associated benefit to income valued by management in arriving at the price paid for the businesses. Earnings in later years also could be significantly affected if management determined then that the remaining balance of goodwill was impaired. Sonic periodically compares the carrying value of goodwill with anticipated undiscounted future cash flows from operations of the businesses Sonic has acquired to evaluate the recoverability of goodwill. Sonic has concluded that the anticipated future cash flows associated with intangible assets recognized in the acquisitions will continue indefinitely, and there is no persuasive evidence that any material portion will dissipate over a period shorter than 40 years. Sonic will incur additional goodwill in its future acquisitions. The Financial Accounting Standards Board recently proposed new rules relating to the accounting for business combinations and intangible assets. One aspect of the proposal would not permit goodwill to be amortized over a period in excess of 20 years; however, we cannot assure you that such a rule will be adopted and, if adopted, as to the final provisions of any such rules. If such a rule is adopted, it would likely only affect the period over which we amortize goodwill on our future acquisitions.


                              RECENT ACQUISITIONS

     Sonic in 1999 acquired:

o Infiniti of Charlotte;

o Ron Craft Chrysler Plymouth Jeep;

o Economy Honda;

o Rally Mitsubishi;

o Global Imports;

o the Tom Williams dealerships;

o Bondesen Chevrolet Oldsmobile Cadillac;

o Sam White Motor City;

o Fitzgerald Chevrolet;

o the Newsome dealerships;

o Superior Oldsmobile-Cadillac-GMC;

o the Lloyd dealerships;

o Lute Riley Honda;

o the Manhattan dealerships;

o Reading Buick-Pontiac-GMC and Reading Toyota;

o Classic Dodge;

o Southlake Volvo;

o Charleston Lincoln-Mercury and North Charleston Hyundai;

o Volvo of Las Vegas;

o Shottenkirk Honda;

o Altman Dodge;

o Integrity Dodge;

o Joe Camp Ford;

o Village Volvo;

o South Gate Motors;

o the Freeland dealerships;

o the FirstAmerica Automotive dealerships; and

o Lexus Marin and Land Rover Marin.

for a total purchase price of approximately $422.1 million in cash, 6,784,348 shares of our Class A common stock, 6,282 shares of our Series II Preferred Stock having a liquidation value of $1,000 per share and 45,783 shares of our Series III Preferred Stock having a liquidation value of $1,000 per share. In addition, we have recently entered into definitive agreements to acquire additional dealerships for a minimum of approximately $85.3 million in cash and approximately $12.7 million in our Series II Preferred Stock. The aggregate purchase price is subject to adjustment based on the actual net book value of the assets acquired. Sonic is continuing to review acquisitions in the ordinary course of its business and is currently negotiating terms for several acquisitions, some of which may be material.

     Sonic also opened a new Volvo franchise and a new Oldsmobile franchise in the Atlanta market in 1999.


                              RECENT DEVELOPMENTS

NEW DIRECTORS

     H. Robert Heller, was appointed a director of Sonic effective January 1, 2000. Mr. Heller filled a vacancy on our Board created by the resignation of Dennis D. Higginbotham on September 24, 1999. Mr. Heller's term as a director of Sonic will expire at the 2002 annual stockholders meeting. Mr. Heller served as a director of FirstAmerica from January 1999 until its acquisition by Sonic in December 1999. Mr. Heller has served as a director and Executive Vice President of Fair, Isaac and Company since 1994. At Fair, Isaac and Company, he is responsible for the corporate services group, including marketing information services, human resources, corporate affairs and real estate. From 1991 to 1993, Mr. Heller was President and Chief Executive Officer of Visa U.S.A. Mr. Heller is a former Governor of the Federal Reserve System, and has had an extensive career in banking, international finance, government service and education.

     Thomas A. Price was appointed Vice Chairman and a director of Sonic on January 1, 2000. Pursuant to authority granted to Sonic's Board of Directors under Sonic's Bylaws, the Board of Directors increased the number of directors of Sonic from eight to nine and appointed Mr. Price to fill the vacancy created by this increase. Mr. Price's term as a director of Sonic will expire at the 2002 annual meeting of stockholders. Before joining Sonic, Mr. Price was chairman of the FirstAmerica Automotive board of directors since August 1999 and had been FirstAmerica's Chief Executive Officer, President and a director since September 1996. From March 1976 to June 1997, Mr. Price owned and operated nine vehicle dealerships. Mr. Price has worked in the automotive industry since 1963 in various capacities including marketing and field assignments at Ford Motor Company. Mr. Price is currently a member of the Lexus National Dealer Advisory Board, and he is a charter member of the J.D. Power Superdealer Roundtable.


CERTAIN DEALERSHIP LEASES

     Several properties leased by Sonic's dealerships were owned by Sonic's officers or directors or their affiliates. These leases contained terms comparable to, or more favorable to Sonic than, terms that would be obtained from unaffiliated third parties. These properties as well as others were acquired by MMR Holdings, LLC and its subsidiaries (the "MMR Group"), which until August 13, 1999 was owned by O. Bruton Smith, our Chairman and Chief Executive Officer, and SFC, an entity controlled by Mr. Smith. The MMR Group became a subsidiary of CAR MMR L.L.C., on August 13, 1999, which is in turn a subsidiary of Capital Automotive REIT. Capital Automotive REIT is not affiliated with Sonic or Mr. Smith.

     Sonic leased 50 properties for 42 of its dealerships from the MMR Group at the time MMR Group was sold to CAR MMR. Sonic's directors approved these "triple net leases," which required Sonic to pay all costs of operating the properties, as well as all taxes, utilities, insurance, repairs, maintenance and other property related expenses. Up until the August 13, 1999 sale of the MMR Group to CAR MMR, Sonic had a 1999 annual aggregate rent obligation of approximately $19.5 million to the MMR Group. Sonic has entered into new leases with CAR MMR with terms similar to those under Sonic's former leases with the MMR Group. These leases generally provide Sonic with renewal options for the lease for two additional five year terms after the expiration of the initial lease term. Sonic has agreed to renew approximately 75% of its lease rental stream for an additional five year period after the expiration of the initial lease terms.

     Before their acquisition by the MMR Group, Sonic had leased several properties from its officers, directors or their affiliates. Related party transactions regarding these properties are as follows:

     o Town & Country Ford (Parcel #1) was owned by STC Properties ("STC"), which was a joint venture in which Town & Country Ford maintained a 5% undivided interest and SFC owned the remaining 95%. In October 1998, the MMR Group acquired this property by issuing its membership interests to SFC and paying $425,000 to Town & Country Ford. STC leased this property to Sonic at the annual rent rates of $510,085 in 1996 and $409,200 for each of 1997 and 1998.

     o Until its acquisition by the MMR Group in October 1998, Town & Country Ford (Parcel #2) was owned by Bruton Smith and was leased to Sonic at the annual base rent rates of $108,513 for each of 1996, 1997 and 1998.

     o In July 1998, Chartown, a general partnership controlled by Bruton Smith ("Chartown"), acquired the real properties on which the Century BMW (Greenville), Heritage Lincoln-Mercury, and Century BMW (Spartanburg) dealerships operated. Chartown then leased these properties to the Sonic subsidiaries that acquired the assets of the dealerships at the 1998 aggregate annual rent rate of $846,703. In December 1998, the MMR Group acquired these properties from Chartown subject to the existing leases.

     o The Infiniti of Chattanooga, BMW/Volvo of Chattanooga, KIA/Volkswagen of Chattanooga, Town & Country Ford of Cleveland and Cleveland Honda dealerships previously leased their properties from Nelson Bowers, Sonic's former Executive Vice President and a former director, or his affiliates at the aggregate annual rent rate of $1,182,624. In November 1998, the MMR Group acquired these properties subject to the existing leases. Sonic negotiated these leases in connection with the acquisition of the dealerships from Nelson Bowers in 1997.

     o The Lone Star Ford property was owned by Viking Investments Associates, a Texas association controlled by Bruton Smith ("Viking"). In October 1998, the MMR Group acquired the Lone Star Ford property. Viking leased this property to Sonic at the annual rent rate of $360,000 for each of 1996, 1997 and 1998.

     We acquired First America Automotive in December 1999. As a part of that acquisition, we assumed tenant obligations on existing leases covering two dealership properties, one dealership service repair property and real property where First America Automotive maintained an office and service and repair center. There properties are leased from the Price Trust at the 1999 annual aggregate rate of approximately $3.1 million. Mr. Price, our Vice Chairman, and his wife are the sole beneficiaries of the Price Trust.

     We also lease one dealership property from Bay Automotive LLC, in which Mr. Price owns a 50% interest. Annual rent under this lease was approximately $576,000 in 1999.


PAYMENTS TO SONIC FROM SALE OF THE MMR GROUP

     As a part of the August 13, 1999 sale of the MMR Group to CAR MMR, Bruton Smith and SFC signed an agreement with Sonic to induce Sonic to enter into a real estate financing arrangement with CAR MMR and, among other things, amend its leases with the MMR Group to standardize their terms. Under this agreement, Mr. Smith and SFC paid approximately $3 million to Sonic, which amount represented Mr. Smith's and SFC's profits on the sale of the MMR Group less their selling expenses and a 14% annual return on their initial investment in the MMR Group, net of any advances made by Sonic to the MMR Group.

     Except as described above, there have been no material changes in Sonic's affairs which have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest annual report to security holders and which have not been described in a report on Form 10-Q or Form 8-K under the Securities Exchange Act.


                WHERE YOU CAN FIND MORE INFORMATION ABOUT SONIC

     Sonic files annual, quarterly and special reports, proxy statements and other information with the SEC. These reports and information relate to Sonic's business, financial condition and other matters. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Copies may be obtained from the SEC by paying the required fees. The SEC maintains an internet web site that contains reports, proxy and information statements and other information regarding Sonic and other registrants that file electronically with the SEC. The SEC's web site is located at http://www.sec.gov. This information may also be read and copied at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to documents we have previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, until the selling stockholders sell all the shares offered by this prospectus or we decide or terminate this offering earlier:

      (1) Sonic's Annual Report on Form 10-K for its fiscal year ended December 31, 1998 (File No. 1-13395);

      (2) Sonic's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1999;

      (3) Sonic's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 1999;

      (4) Sonic's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1999;

      (5) Sonic's Current Report on Form 8-K filed November 19, 1999 (Manhattan and Freeland acquisitions);

      (6) Sonic's Current Report on Form 8-K filed November 19, 1999 (Press release relating to stock repurchase);

      (7) Sonic's Current Report on Form 8-K filed December 22, 1999 (FirstAmerica acquisition);

      (8) Sonic's Amendment to Current Report on Form 8-K/A filed January 18, 2000 (Manhattan and Freeland acquisitions);

      (9) Sonic's Amendment to Current Report on Form 8-K/A filed January 27, 2000 (FirstAmerica acquisition);

      (10) The combined financial statements of Williams Automotive Group, the financial statements of Economy Cars, Inc., the financial statements of Global Imports, Inc., the combined financial statements of Newsome

   Automotive Group, the combined financial statements of Lloyd Automotive Group and the financial statements of Lute Riley Motors, Inc., included in Sonic's Registration Statement on Form S-3 (Registration No. 333-71803);

      (11) The combined financial statements of Hatfield Automotive Group, the financial statements of Casa Ford of Houston, Inc. and the combined financial statements of Higginbotham Automotive Group, included in Sonic's Registration Statement on Form S-4 (Registration Nos. 333-64397 and 333-64397-001 through 333-64397-044); and

      (12) The description of Sonic's Class A common stock contained in Sonic's Registration Statement on Form 8-A, as amended, filed with the SEC pursuant to the Securities Exchange Act.

     We will provide upon request a free copy of any or all of the documents incorporated by reference in this prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference) to anyone who receives this prospectus. Written or telephone requests should be directed to Mr. Todd Atenhan, Director of Investor Relations, P.O. Box 18747, Charlotte, North Carolina 28218, Telephone (888) 766-4218.

     This prospectus is a part of a registration statement on Form S-3 filed with the SEC by Sonic. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Statements about the contents of contracts or other documents contained in this prospectus or in any other filing to which we refer you are not necessarily complete. You should review the actual copy of these documents filed as an exhibit to the registration statement or such other filing. You may obtain a copy of the registration statement and the exhibits filed with it from the SEC at any of the locations listed above.


                                USE OF PROCEEDS

     Sonic will not receive any proceeds from the sale by the selling stockholders of the shares offered hereby. The proceeds from the sales of shares offered hereby shall be retained solely for the account of the selling stockholders.


                             SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the shares to be offered hereby as of February 1, 2000, and as adjusted to reflect the sale of the securities offered hereby by the selling stockholders. Except as otherwise indicated, to the knowledge of Sonic, all persons listed below have sole voting and investment power with respect to their securities, except to the extent that authority is shared by spouses under applicable law or as otherwise noted below. The information in the table concerning the selling stockholders who may offer Class A common stock hereunder from time to time is based on information provided to Sonic by such stockholders. Information concerning such selling stockholders may change from time to time and any changes of which Sonic is advised will be set forth in a prospectus supplement to the extent required. See "Plan of Distribution." To the knowledge of Sonic, none of the selling stockholders has had within the past three years any material relationship with Sonic or any of its predecessors or affiliates, except as set forth in the footnotes to the following table.

                                                                 Shares                             Shares
                                                              Beneficially         Shares        Beneficially
                                                             Owned Prior to      to be Sold       Owned After
                                                              the Offering    in the Offering    the Offering
                                                            ---------------- ----------------- -----------------
Name of Selling Stockholder (1)                                  Number            Number       Number   Percent
----------------------------------------------------------- ---------------- ----------------- -------- --------
 Asian Pacific ............................................     90,425            90,425          0        *
 T. Al Babbington .........................................    226,846           226,846          0        *
 BB Investments ...........................................     90,425            90,425          0        *
 Geary Plaza Irrevocable Trust ............................     38,976            38,976          0        *
 Fred Cziska ..............................................    255,287           255,287          0        *
 John M. Driebe ...........................................     73,924            73,924          0        *
 Embarcadero Automotive, LLC ..............................    183,968           183,968          0        *
 The Price Trust (2) ......................................  1,784,393         1,784,393          0        *
 Raintree Capital Company LLC .............................     14,504            14,504          0        *
 Douglas Y. Bech ..........................................     41,901            41,901          0        *
 Ralph McBride ............................................      4,834             4,834          0        *
 Thomas R. Powers .........................................     41,901            41,901          0        *
 Jack R. Tompkins .........................................     29,008            29,008          0        *
 Brian Tucker .............................................     16,115            16,115          0        *
 Bert Wollen ..............................................     41,901            41,901          0        *
 The Strough Revocable Trust ..............................    453,684           453,684          0        *
 Steve Hallock ............................................    101,858           101,858          0        *
 Brad Hallock .............................................      9,354             9,354          0        *
 Debra Smithart ...........................................     51,448            51,448          0        *
 Charles R. Oglesby .......................................     51,448            51,448          0        *
 TCW Leveraged Income Trust, L.P. (3) .....................    170,617           170,617          0        *
 TCW Leveraged Income Trust II, L.P. (3) ..................     19,488            19,488          0        *
 TCW Shared Opportunity Fund II, L.P. (3) .................     19,010            19,010          0        *
 Crescent/Mach I Partners, L.P. (3) .......................     95,052            95,052          0        *
 TCW/Crescent Mezzanine Partners, L.P. (3) ................    913,629           913,629          0        *
 TCW/Crescent Mezzanine Trust (3) .........................    278,048           278,048          0        *
 TCW/Crescent Mezzanine Investment Partners, L.P. (3) .....     25,000            25,000          0        *
 T.J. Holterhoff ..........................................      1,276             1,276          0        *
 Brown, Gibbons Lang & Company LP .........................     84,457            84,457          0        *
 Carlanne Foushee .........................................        638               638          0        *

---------
*Represents less than 1% of the outstanding Class A common stock.

(1) Except as otherwise noted below, the selling stockholders have agreed not to offer, sell or otherwise dispose of, or contract to sell or dispose of, except to his or her spouse, direct descendant or an executor, administrator or testamentary trustee of such stockholder, as follows: (A) as to 15% of the shares indicated until June 7, 2000 and (B) as to the remaining stockholder shares indicated, until December 10, 2000.

(2) The Price Trust was established by Thomas A. Price, Sonic's Vice Chairman and a director of Sonic. Mr. Price and his wife are the beneficiaries of the trust. Mr. Price serves as the Vice Chairman of our Board of Directors pursuant to an employment agreement entered into in December 1999. Prior to our acquisition of FirstAmerica Automotive in December 1999, Mr. Price served as the chairman and chief executive officer of FirstAmerica Automotive. See "Material Changes -- New Directors."

(3) Beginning on March 9, 2000, the TCW affiliated selling stockholders are entitled to sell as a group, without accumulation of amounts previously unsold, up to 7,500 shares per day from 419,530 of the total shares held by such group. The restrictions described in note (1) above otherwise apply to all shares held by each TCW affiliated selling stockholder.


                             PLAN OF DISTRIBUTION

     The selling stockholders may sell or distribute some or all of the shares from time to time through dealers or brokers or other agents or directly to one or more purchasers, including pledgees, in a variety of ways, including:

     o transactions, which may involve crosses and block transactions, on the New York Stock Exchange or other exchanges on which the Class A common stock may be listed for trading;

     o  privately negotiated transactions, including sales pursuant to pledges;

     o  in the over-the-counter market;

     o  in brokerage transactions; or

     o  in a combination of these types of transactions.

     These transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or other agents participating in these transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). These discounts, concessions or commissions as to a particular broker, dealer, or other agent might be in excess of those customary in the type of transaction involved. This prospectus also may be used, with Sonic's consent, by donees of the selling stockholders, or by other persons, including pledgees, acquiring the shares and who wish to offer and sell their shares under circumstances requiring or making desirable its use. To the extent required, Sonic will file, during any period in which offers or sales are being made, one or more supplements to this prospectus to set forth the names of donees or pledgees of selling stockholders and any other material information with respect to the plan of distribution not previously disclosed.

     The selling stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. Neither Sonic nor the selling stockholders can presently estimate the amount of such compensation. Sonic knows of no existing arrangements between any selling stockholder and any other selling stockholder, broker, dealer or other agent relating to the sale or distribution of the shares.

     Under applicable rules and regulations under the Securities Exchange Act, any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the Class A common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including without limitation Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the Class A common stock.

     Sonic will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions, concessions and discounts of brokers, dealers or other agents. Each selling stockholder may indemnify any broker, dealer or other agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Sonic may agree to indemnify the selling stockholders and any such statutory "underwriters" and controlling persons of such "underwriters" against certain liabilities, including certain liabilities under the Securities Act.

     In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.


                          DESCRIPTION OF CAPITAL STOCK

     Sonic's authorized capital stock consists of (a) 100,000,000 shares of Class A common stock, $.01 par value, (b) 30,000,000 shares of Class B common stock, $.01 par value and (c) 3,000,000 shares of preferred stock, $.10 par value (of which 300,000 shares have been designated as Class A convertible preferred stock). As of January 26, 2000, Sonic had 28,679,909 outstanding shares of Class A common stock, 12,250,000 outstanding shares of Class B common stock and 24,234 outstanding shares of Class A convertible preferred stock. In pending acquisitions, Sonic has agreed to issue approximately $12.7 million in preferred stock convertible into Class A common stock.

     The following summary description of Sonic's capital stock does not purport to be complete and is qualified in its entirety by reference to Sonic's Amended and Restated Certificate of Incorporation (which was filed as an exhibit to Sonic's Registration Statement on Form S-1 (File No. 333-33295)), Sonic's amendment to its Amended and Restated

Certificate of Incorporation (which is filed as an exhibit to the registration statement on Form S-3 File No. 333-82615), Sonic's Certificate of Designations relating to the Class A convertible preferred stock (the "Designation") (which was filed as an exhibit to Sonic's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998), and to Delaware law. Reference is made to such exhibits and to Delaware law for a detailed description of the provisions thereof summarized below.


COMMON STOCK

     Sonic's Class A common stock and Class B common stock are equal in all respects except for voting rights, conversion rights of the Class B common stock and as required by law, as discussed more fully below.


     VOTING RIGHTS; CONVERSION OF CLASS B COMMON STOCK TO CLASS A COMMON STOCK

     The voting powers, preferences and relative rights of the Class A common stock and the Class B common stock are subject to the following provisions. Holders of Class A common stock have one vote per share on all matters submitted to a vote of the stockholders of Sonic. Holders of Class B common stock are entitled to 10 votes per share except as described below. Holders of all classes of common stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by Delaware law. There is no cumulative voting with respect to the election of directors.

     In the event any shares of Class B common stock held by a member of the Smith Group are transferred outside of the Smith Group, such shares will automatically be converted into shares of Class A common stock. In addition, if the total number of shares of common stock held by members of the Smith Group is less than 15% of the total number of shares of common stock outstanding, all of the outstanding shares of Class B common stock automatically will be reclassified as Class A common stock. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A common stock must be identical to that received by holders of Class B common stock, except that in any such transaction in which shares of common stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ between the classes of common stock.

     Notwithstanding the foregoing, the holders of Class A common stock and Class B common stock vote as a single class, with each share of each class entitled to one vote per share, with respect to any transaction proposed or approved by the Board of Directors of Sonic or proposed by or on behalf of holders of the Class B common stock or as to which any member of the Smith Group or any affiliate thereof has a material financial interest other than as a then existing stockholder of Sonic constituting a

     o  "going private" transaction,

     o  sale or other disposition of all or substantially all of Sonic's assets,

     o sale or transfer which would cause the nature of Sonic's business to be no longer primarily oriented toward automobile dealership operations and related activities, or

     o merger or consolidation of Sonic in which the holders of the common stock will own less than 50% of the common stock following such transaction.

     A "going private" transaction is defined as any "Rule 13e-3 Transaction," as such term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934. An "affiliate" is defined as (a) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under common control with any member of the Smith Group, (b) any corporation or organization (other than Sonic or a majority-owned subsidiary of Sonic) of which any member of the Smith Group is an officer, partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which any member of the Smith Group has a substantial beneficial interest, (c) a voting trust or similar arrangement pursuant to which any member of the Smith Group generally controls the vote of the shares of common stock held by or subject to such trust or arrangement, (d) any other trust or estate in which any member of the Smith Group has a substantial beneficial interest or as to which any member of the Smith Group serves as trustee or in a similar fiduciary capacity or (e) any relative or spouse of any member of the Smith Group or any relative of such spouse, who has the same residence as any member of the Smith Group.

     As used in this prospectus, the term the "Smith Group" consists of the following persons:

     o  Mr. Smith and his guardian, conservator, committee, or attorney-in-fact;

     o William S. Egan and his guardian, conservator, committee, or attorney-in-fact;

     o each lineal descendant of Messrs. Smith and Egan (a "Descendant") and their respective guardians, conservators, committees or attorneys-in-fact; and

     o  each "Family Controlled Entity."

     The term "Family Controlled Entity" means (a) any not-for-profit corporation if at least 80% of its board of directors is composed of Mr. Smith, Mr. Egan and/or Descendants; (b) any other corporation if at least 80% of the value of its outstanding equity is owned by members of the Smith Group; (c) any partnership if at least 80% of the value of the partnership interests are owned by members of the Smith Group; and (d) any limited liability or similar company if at least 80% of the value of the company is owned by members of the Smith Group. For a discussion of the effects of the disproportionate voting rights of the common stock, see "Risk Factors -- Concentration of Voting Power and Antitakeover Provisions of our Charter May Reduce Stockholder Value in Any Potential Change of Control of Sonic."

     Under Sonic's charter and Delaware law, the holders of Class A common stock and/or Class B common stock are each entitled to vote as a separate class, as applicable, with respect to any amendment to Sonic's Certificate that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or modify or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely.

     Dividends

     Holders of the Class A common stock and the Class B common stock are entitled to receive ratably such dividends, if any, as are declared by our Board of Directors out of funds legally available for that purpose. An additional requirement is that dividends paid in shares of Class A common stock shall be paid only to holders of Class A common stock, and dividends paid in shares of Class B common stock shall be paid only to holders of Class B common stock. Sonic's charter provides that if there is any dividend, subdivision, combination or reclassification of either class of common stock, a proportionate dividend, subdivision, combination or reclassification of the other class of common stock must be made at the same time.

     Other Rights

     Stockholders of Sonic have no preemptive or other rights to subscribe for additional shares. In the event of the liquidation, dissolution or winding up of Sonic, holders of Class A common stock and Class B common stock are entitled to share ratably in all assets available for distribution to holders of common stock after payment in full of creditors. No shares of any class of common stock are subject to a redemption or a sinking fund.

     Transfer Agent and Registrar

     First Union National Bank is the transfer agent and registrar for the common stock.


PREFERRED STOCK

     Dividends. The preferred stock has no preferential dividends. Rather, holders of preferred stock are entitled to participate in dividends payable on the Class A common stock on an "as-if-converted" basis.

     Voting Rights. Each share of preferred stock entitles its holder to a number of votes equal to that number of shares of Class A Common Stock into which it could be converted as of the record date for the vote.

     Liquidation Rights. The preferred stock has a liquidation preference of $1,000 per share.

     Conversion Rights. Each share of preferred stock is convertible into shares of Class A common stock at the holder's option at specified conversion rates. After the second anniversary of the date of issuance, any shares of preferred stock that have not been converted are subject to mandatory conversion to Class A common stock at the option of Sonic. No fractional shares of Class A common stock will be issued upon conversion of any shares of preferred stock. Instead, Sonic will pay cash equal to the value of such fractional share.

     Generally, each share of preferred stock is convertible into that number of shares of Class A common stock that has an aggregate Market Price at the time of conversion equal to $1,000 (with certain adjustments for the Series II and Series III preferred stock). Conversion of Series II preferred stock is subject to certain adjustments which have the effect of limiting increases and decreases in the value of the Class A common stock receivable upon conversion by 10% of the original value of the shares of Series II preferred stock. Conversion of Series III preferred stock is subject to certain adjustments which have the effect of limiting increases in the value of Class A common stock receivable upon conversion by 10% of the original value of the shares of Series III preferred stock. "Market Price" is defined as the average closing price per share of Class A common stock on the New York Stock Exchange for the 20 trading days immediately preceding the date of conversion. If the Class A common stock is no longer listed on the New York Stock Exchange, then the Market Price will be determined on the basis of prices reported on the principal exchange on which the Class A common stock is listed, or if not so listed, prices furnished by NASDAQ. If the Class A common stock is not listed on an exchange or reported on by NASDAQ, then the Market Price will be determined by Sonic's Board of Directors.

     Before the first anniversary of the date of issuance of preferred stock, each holder of preferred stock is unable to convert without first giving Sonic 10 business days' notice and an opportunity to redeem such preferred stock at the then applicable redemption price.

     Redemption. The preferred stock is redeemable at Sonic's option at any time after the date of issuance. The redemption price for the Series I preferred stock is $1,000 per share. The redemption price for the Series II preferred stock and the Series III preferred stock is as follows: (a) prior to the second anniversary of the date of issuance, the redemption price is the greater of $1,000 per share or the aggregate Market Price of the Class A common stock into which it could be converted at the time of redemption, and (b) after the second anniversary of the date of issuance, the redemption price is the aggregate Market Price of the Class A common stock into which it could be converted at the time of redemption. There is no restriction on Sonic's ability to redeem the preferred stock while there is an arrearage in payment of dividends on such preferred stock.


DELAWARE LAW, CERTAIN CHARTER AND BYLAW PROVISIONS AND CERTAIN FRANCHISE AGREEMENT PROVISIONS

     Certain provisions of Delaware Law and of Sonic's Charter and Bylaws, summarized in the following paragraphs, may be considered to have an antitakeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

     Delaware Antitakeover Law. Sonic is subject to the provisions of Delaware law, including Section 203. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (a) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (b) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (c) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, Sonic to date has not made this election.


     Classified Board of Directors. Sonic's Bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors and may tend to discourage a takeover bid for Sonic. Moreover, under Delaware law, in the case of a corporation having a classified board of directors, the stockholders may remove a director only for cause. This provision, when coupled with the provision of the Bylaws authorizing only the board of directors to fill vacant directorships, will preclude stockholders of Sonic from removing incumbent directors without cause, simultaneously gaining control of the Board of Directors by filing the vacancies with their own nominees.

     Special Meetings of Stockholders. Sonic's Bylaws provide that special meetings of stockholders may be called only by the Chairman or by the Secretary or any Assistant Secretary at the request in writing of a majority of Sonic's Board of Directors. Sonic's Bylaws also provide that no action required to be taken or that may be taken at any annual or special meeting of stockholders may be taken without a meeting; the powers of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Sonic's Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or a special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive office of Sonic, (a) in the case of an annual meeting that is called for a date that is within 30 days before or after the anniversary date of the immediately preceding annual meeting of stockholders, not less than 60 days nor more than 90 days prior to such anniversary date, and, (b) in the case of an annual meeting that is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, or in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first. The Bylaws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from making nominations for directors at an annual or special meeting.

     Conflict of Interest Procedures. Sonic's charter contains provisions providing that transactions between Sonic and its affiliates must be no less favorable to Sonic than would be available in transactions involving arms' length dealing with unrelated third parties. Moreover, any such transaction involving aggregate payments in excess of $500,000 must be approved by a majority of Sonic's directors and a majority of Sonic's independent directors. Otherwise, Sonic must obtain an opinion as to the financial fairness of the transactions to be issued by an investment banking or appraisal firm of national standing.

     Restrictions under Franchise Agreements. Sonic's franchise agreements impose restrictions on the transfer of the common stock. A number of manufacturers prohibit transactions which affect changes in management control of Sonic. For instance, Ford may cause Sonic to sell or resign from its Ford franchises if any person or entity acquires 15% or more of Sonic's voting securities. Likewise, GM, Toyota and Infiniti may force the sale of their respective franchises if 20% or more of Sonic's voting securities are so acquired. Honda may force the sale of Sonic's Honda franchise if any person or entity, other than members of the Smith Group, acquires 5% of the Common Stock (10% if such entity is an institutional investor), and Honda deems such person or entity to be unsatisfactory. Volkswagen requires prior approval of any change in voting or managerial control of Sonic that would affect Sonic's voting or managerial control of its Volkswagen franchisee subsidiaries. Chrysler also requires prior approval of any future sales that would result in a change in voting or managerial control of Sonic. Such restrictions may prevent or deter prospective acquirers from obtaining control of Sonic. See "Risk Factors -- Manufacturer Stock Ownership/Issuance Limits Limit Sonic's Ability to Issue Additional Equity to Meet Its Financing Needs."


                       CERTAIN MANUFACTURER RESTRICTIONS

     Under agreements between Sonic and certain manufacturers, Sonic has agreed to provide the statements provided below.

     Sonic's agreements with Honda and Mercedes require that it provide the following statement in this prospectus:

      No automobile manufacturer has been involved, directly or indirectly, in the preparation of this prospectus or in the offering being made hereby. No automobile manufacturer has made any statements or representations in connection with the offering or has provided any information or materials that were used in connection with the offering, and no automobile manufacturer has any responsibility for the accuracy or completeness of this prospectus.

     Under Sonic's Dealer Agreement with GM, Sonic has agreed, among other things, to disclose the following provisions:

      Sonic will deliver to GM copies of all Schedules 13D and 13G, and all amendments thereto and terminations thereof, received by Sonic, within five days of receipt of such Schedules. If Sonic is aware of any ownership of its stock that should have been reported to it on Schedule 13D but that is not reported in a timely manner, it will promptly give GM written notice of such ownership, with any relevant information about the owner that Sonic possesses.

      If Sonic, through its Board of Directors or through shareholder action, proposes or if any person, entity or group sends Sonic a Schedule 13D, or any amendments thereto, disclosing (a) an agreement to acquire or the acquisition of aggregate ownership of more than 20% of the voting stock of Sonic and (b) Sonic, through its Board of Directors or through shareholder action, proposes or if any plans or proposals which relate to or would result in the following: (i) the acquisition by any person of more than 20% of the voting stock of Sonic other than for the purposes of ordinary passive investment; (ii) an extraordinary corporate transaction, such as a material merger, reorganization or liquidation, involving Sonic or a sale or transfer of a material amount of assets of Sonic and its subsidiaries;
   (iii) any change which, together with any changes made to the Board of Directors within the preceding year, would result in a change in control of the then current Board of Sonic; or (iv) in the case of an entity that produces motor vehicles or controls or is controlled by or is under common control with an entity that either produces motor vehicles or is a motor vehicle franchisor, the acquisition by any person, entity or group of more than 20% of the voting stock of Sonic and any proposal by any such person, entity or group, through the Sonic Board of Directors or shareholders action, to change the Board of Directors of Sonic, then, if such actions in GM's business judgment could have a material or adverse effect on its image or reputation in the GM dealerships operated by Sonic or be materially incompatible with GM's interests (and upon notice of GM's reasons for such judgment), Sonic has agreed that it will take one of the remedial actions set forth in the next paragraph within 90 days of receiving such Schedule 13D or such amendment.

      If Sonic is obligated under the previous paragraph to take remedial action, it will (a) transfer to GM or its designee, and GM or its designee will acquire the assets, properties or business associated with any GM dealership operated by Sonic at fair market value as determined in accordance with GM's Dealership Agreement with the Company, or (b) provide evidence to GM that such person, entity or group no longer has such threshold level of ownership interest in Sonic or that the actions described in clause (b) of the previous paragraph will not occur.

      Should Sonic or its GM franchisee subsidiary enter into an agreement to transfer the assets of the GM franchisee subsidiary to a third party, the right of first refusal described in the GM Dealer Agreement shall apply to any such transfer.


                                 LEGAL MATTERS

     The validity of the shares of Class A common stock offered hereby has been passed upon for Sonic by Parker, Poe, Adams & Bernstein L.L.P., Charlotte, North Carolina.


                                    EXPERTS

     The consolidated financial statements of Sonic Automotive, Inc. and Subsidiaries, the combined financial statements of Hatfield Automotive Group, the combined financial statements of Higginbotham Automotive Group, the financial statements of Casa Ford of Houston, Inc., the combined financial statements of Williams Automotive Group, the financial statements of Economy Cars, Inc., the financial statements of Global Imports, Inc., the combined financial statements of Newsome Automotive Group, the combined financial statements of Lloyd Automotive Group, the financial statements of Lute Riley Motors, Inc., the combined financial statements of Certain Dealerships, Assets and Liabilities of Lucas Dealership Group, Inc., the combined financial statements of Manhattan Automotive Group and the financial statements of Freeland Automotive, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements of FirstAmerica Automotive, Inc. and Subsidiaries incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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                   [SONIC AUTOMOTIVE INC. LOGO APPEARS HERE]


                              Class A Common Stock


                                ---------------

                              P R O S P E C T U S

                                ---------------

                                        , 2000

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

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. All of the costs identified below will be paid by the Company. Except for the SEC registration fee, all amounts are estimates.

  SEC Registration Fee ................     $10,850
  NYSE Listing Fee ....................           *
  Printing and Engraving Expenses .....           *
  Legal Fees and Expenses .............           *
  Accounting Fees and Expenses ........           *
  Miscellaneous Expenses ..............           *
                                        -----------
  Total ...............................     $     *
                                        ===========

---------
* To be furnished by amendment.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sonic's Bylaws effectively provide that Sonic shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all persons whom it may indemnify pursuant thereto. In addition, Sonic's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b)(7)").

     Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any actions, suit or proceeding brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. Sonic maintains insurance against liabilities under the Securities Act for the benefit of its officers and directors.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officer or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

 Exhibit No.                                          Description
------------- -------------------------------------------------------------------------------------------
   4.1*       Form of Certificate for Sonic's Class A Common Stock (incorporated by reference to
              Exhibit 4.1 to Sonic's Registration Statement on Form S-1 (File No. 333-33295)).
   4.2*       Agreement and Plan of Merger and Reorganization dated as of October 31, 1999 by and among Sonic, FAA Acquisition Corp., FirstAmerica Automotive, Inc. and certain stockholders of FirstAmerica Automotive, Inc. listed on the signature pages therein (incorporated by reference to Exhibit 10.8 to Sonic's Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1999).
    5.1       Form of opinion of Parker, Poe, Adams & Bernstein L.L.P. regarding the legality of the securities being registered.
   23.1       Consent of Parker, Poe, Adams & Bernstein L.L.P. (included in Exhibit 5.1).
   23.2       Consent of Deloitte & Touche LLP.
   23.3       Consent of KPMG LLP.
   24.1       Power of Attorney (included on Signature Page of Registration Statement).

---------
*  Filed previously.


ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on this 31st day of January, 2000.

                                        SONIC AUTOMOTIVE, INC.


                                        By:      /S/ THEODORE M. WRIGHT
                                          -------------------------------------
                                                   Theodore M. Wright
                                                Chief Financial Officer,
                                                 Vice President-Finance,
                                                 Treasurer and Secretary

     We the undersigned directors and officers of Sonic Automotive, Inc., do hereby constitute and appoint each of Messrs. O. Bruton Smith, Bryan Scott Smith, and Theodore M. Wright, each with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our names and in our behalf in our capacities stated below, which acts and things either of them may deem necessary or advisable to enable Sonic Automotive, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for any or all of us in our names, in the capacities stated below, any and all amendments (including post-effective amendments) hereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission; and we do hereby ratify and confirm all that they shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                     Signature                            Title                          Date
-----------------------------------    ------------------------------------------ -----------------
 /s/ O. Bruton Smith                   Chief Executive Officer                    January 31, 2000
 ----------------------------------    (principal executive officer)
 O. Bruton Smith                         and Chairman

 /s/ B. Scott Smith                    President, Chief Operating Officer and     January 31, 2000
 ----------------------------------      Director
 B. Scott Smith

 /s/ Theodore M. Wright                Chief Financial Officer, Vice President-   January 31, 2000
 ----------------------------------      Finance, Treasurer, Secretary
 Theodore M. Wright                      (principal financial and accounting
                                         officer) and Director

 /s/ Jeffrey C. Rachor                 Executive Vice President of Retail         January 31, 2000
 ----------------------------------      Operations and Director
 Jeffrey C. Rachor

 /s/ William R. Brooks                 Director                                   January 31, 2000
 ----------------------------------
 William R. Brooks

                                 EXHIBIT INDEX

 Exhibit No.                                          Description
------------- -------------------------------------------------------------------------------------------
   4.1*       Form of Certificate for Sonic's Class A Common Stock (incorporated by reference to
              Exhibit 4.1 to Sonic's Registration Statement on Form S-1 (File No. 333-33295)).
   4.2*       Agreement and Plan of Merger and Reorganization dated as of October 31, 1999 by and among Sonic, FAA Acquisition Corp., FirstAmerica Automotive, Inc. and certain stockholders of FirstAmerica Automotive, Inc. listed on the signature pages therein (incorporated by reference to Exhibit 10.8 to Sonic's Quarterly Report on Form 10-Q for the quarter ended
              September 30, 1999).
    5.1       Form of opinion of Parker, Poe, Adams & Bernstein L.L.P. regarding the legality of the securities being registered.
   23.1       Consent of Parker, Poe, Adams & Bernstein L.L.P. (included in Exhibit 5.1).
   23.2       Consent of Deloitte & Touche LLP.
   23.3       Consent of KPMG LLP.
   24.1       Power of Attorney (included on Signature Page of Registration Statement).

---------
*  Filed previously.